 Exhibit 99.1

CIBC Announces 2021 Virtual Annual Meeting of Shareholders and Meeting Materials Now Available

TORONTO, March 4, 2021 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that its Annual Meeting of Shareholders scheduled on Thursday, April 8, 2021 will be virtual.  CIBC also announced that its meeting materials, including the 2021 Management Proxy Circular, are now available.

Virtual Annual Meeting of Shareholders

The health and well-being of our team, clients, investors and communities remains our top priority. In line with the latest directives from public health and government authorities related to the COVID-19 pandemic, this year's annual meeting will be virtual by live webcast and telephone. Shareholders and duly appointed proxyholders will have the opportunity to attend the meeting online in real time, ask questions and vote through the live webcast. Any shareholder or proxyholder may also call into our phone line to listen to the meeting (though voting is not available by phone) or ask questions by following instructions from the Conference Line Operator. Shareholders or guests will not be able to attend the meeting in person.

  When: April 8, 2021, 10:30 a.m. (EDT)
  Virtual Meeting: Log in at https://cibc.pividal.tv/agm2021 at least 15 minutes before the meeting starts or call 1 800 898-3989 passcode 6875673# (English) or 1 877 395-0279 passcode 9080240# (French) for an audio only experience

We encourage shareholders to vote in advance of the meeting by one of the methods described in the Management Proxy Circular (available at www.meetingdocuments.com/astca/cibc) and their proxy form or voting instruction form. Shareholders with questions may contact CIBC's transfer agent AST Trust Company (Canada) (AST) at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

We also encourage shareholders to submit questions for our Board and management in advance of the meeting by email to the Corporate Secretary at corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary's Division, 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2.

Meeting Materials

CIBC's meeting materials have been filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. Distribution of the meeting materials to shareholders began today and they can also be accessed online on:

  AST's website: www.meetingdocuments.com/astca/cibc
  our website: CIBC Annual Meeting webpage
  SEDAR: www.sedar.com
  EDGAR: www.sec.gov/edgar.shtml

Shareholders may obtain a paper copy of the Management Proxy Circular or the Annual Report, free of charge, by contacting AST through one of the methods described in the Management Proxy Circular.

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2021/04/c6868.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com; Tom Wallis, 416-980-4048, tom.wallis@cibc.com

CO: CIBC

CNW 13:00e 04-MAR-21